EXHIBIT 99.1

Golar LNG Partners LP and Golar Power Ltd. enter into cooperation agreement to develop LNG terminals from Golar LNG Partners LP’s asset portfolio

Golar LNG Partners LP (“Golar Partners”, “GMLP” or the “Partnership”) and Golar Power Ltd. (“Golar Power”) have entered into a cooperation agreement where the parties intend to work together to develop hub-spoke LNG terminal solutions utilizing GMLP’s available asset portfolio, where GMLP’s assets are technically suitable. The terms and structure of the commercial cooperation will be worked on a project by project basis given the customized nature of each potential terminal.

As part of the agreement, Golar Power and Golar Partners have agreed to terminate the existing Omnibus agreement between the entities.

Karl Fredrik Staubo, CEO of Golar LNG Partners LP commented. “We are excited to formalize a commercial cooperation with Golar Power, to leverage the expertise of the Golar Power team to develop FSRU terminals and parcel regasification demand. This agreement will, alongside normal FSRU tendering activity, increase the Partnership’s re-contracting options, and provide an opportunity to potentially earn higher returns than standard FSRU contracts. The Partnership’s assets provide an opportunity to fast-track global terminal opportunities that should benefit both parties.”

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. Such statements are generally not historical in nature and specifically include statements about the Partnership’s plans, strategies, business prospects and changes and trends in the business in which it operates. In particular, statements regarding the Partnership’s cash distributions and common unit repurchase plan are considered forward looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Golar LNG Partners LP
Hamilton, Bermuda
August 31, 2020
Questions should be directed to:
c/o Golar Management Ltd - +44 207 063 7900
Karl Staubo
Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act